EXHIBIT 11
The following table sets forth the computation of basic and diluted earnings per share:

	(Expressed in U.S. Currency)
	Three months ended March 31,
	2007	2006
Numerator:
Net (loss)	$(437,908)	$(480,834)
Dividends on Series A preferred stock	(358)	(936)

Numerator for basic and diluted loss per share loss available to common shareholders	$(438,266)	$(481,770)

Denominator:
Denominator for basic loss per share- weighted average shares outstanding	12,637,735	13,722,074
Effect of dilutive securities	—	—
Warrants	—	—

Dilutive potential common shares denominator for diluted earnings (loss) per share adjusted weighter-average shares and assumed conversion	12,637,735	13,722,074

Basic (loss) per share	$(0.03)	$(0.04)

Diluted (loss) per share	$(0.03)	$(0.04)